UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 526th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON MAY 18, 2026

1.    DATE, TIME AND VENUE:  On May 18, 2026, at 09:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees ("Regulations") of Telefônica Brasil S.A. ("Company").

2.    CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors of the Company, who subscribe to these minutes, establishing, therefore, quorum according to Article 15, Paragraph 2 of the Company’s Regulations for instating the meeting. The Company's General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 526th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON MAY 18, 2026

4. AGENDA AND RESOLUTION: The members of the Company’s Board of Directors considered a proposed transaction involving the execution of a Share Purchase Agreement (“SPA”) between the Company and Telefónica Infra, S.L. Unipersonal (“TEF Infra”), which sets forth the terms and conditions for the acquisition by the Company of all shares issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”) held by TEF Infra, representing 24.99% of FiBrasil’s total share capital, for the amount of R$ 458,719,774.51 (“Transaction”), supported by a valuation report prepared by an independent specialized firm, to be paid in a single installment by the Company to TEF Infra on the date of execution of the Transaction. Upon completion of the Transaction, the Company will hold shares representing 100% of FiBrasil’s total share capital.

It was further clarified that the Transaction is exempt from approval by the Administrative Council for Economic Defense – CADE and does not require prior approval from the Brazilian National Telecommunications Agency – ANATEL.

The abstentions of Mr. Cesar Mascaraque Alonso and Ms. Solange Sobral Targa were recorded, and the remaining members of the Board of Directors present unanimously approved, without reservations: (i) the terms and conditions of the Transaction; and (ii) the authorization for the Company’s Officers to take all necessary measures and perform all acts required for the implementation of the Transaction, including the execution of (a) the SPA between the Company and TEF Infra; and (b) any and all other agreements and documents necessary for the completion of the Transaction.

5.        CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, May 18, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; María Cristina Rotondo Urcola and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 526th Meeting of the Board of Directors of Telefônica Brasil S.A., held on May 18, 2026, drawn up in the Company’s book. This is a free English translation.

________________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 18, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director